UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-54242

Mill City Gold Corp.
(Exact name of registrant as specified in its charter)

4719 Chapel Road, N.W., Calgary, Alberta T2L 1A7, (403) 640-0110
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)☑	Rule 12h-6(d)☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c)☐	Rule 12h-6(i)☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Mill City Gold Corp. (“Mill City”) first incurred the duty to file reports under section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on March 15, 2011, upon the effective date of its Form 20-F registration statement.

B. Mill City has filed or submitted all reports required under section 13(a) of the Exchange Act and the corresponding Commission rules for the twelve months preceding the filing of this Form 15F, and has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Mill City has never conducted a public offering of securities in the United States requiring registration under the Securities Act of 1933, as amended (the “Securities Act”).

Item 3. Foreign Listing and Primary Trading Market

A. Mill City’s common shares are listed in Canada on the TSX Venture Exchange which constitutes the primary trading market for the preferred shares.

B. Mill City’s common shares were initially listed on the TSX Venture Exchange on September 1, 2004.  Mill City has maintained this listing for at least the twelve months preceding the filing of this form.

C.   During the twelve months period beginning on March 15, 2011 and ending on March 15, 2012, the average daily trading volume of transactions in Mill City’s common shares effected on the TSX Venture Exchange represented 99% of the worldwide average daily trading volume of the common shares.

Item 4. Comparative Trading Volume Data

Not applicable. Mill City is relying on Rule 12h-6(a)(4)(ii), specifying alternative record holder information, for purposes of this Form 15F.

Item 5. Alternative Record Holder Information

As of March 8, 2012, Mill City’s common shares were held of record by 9 persons resident in the United States.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

On March 19, 2012, Mill City issued a notice to the market disclosing its intent to terminate its duty to file reports under section 13(a) of the Exchange Act and filed such notice with the Commission under cover of Form 6-K.

Item 8.   Prior Form 15 Filers

Not applicable.

 PART II

Item 9. Rule 12g3-2(b) Exemption

Mill City will publish the information required under Rule 12g3-2(b)(1)(iii) on Mill City’s website at www.millcitygold.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that it used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h‑6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Mill City Gold Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Mill City Gold Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: March 19, 2012 By: /s/ James R. Brown
Name: James R. Brown Title: President